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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

NII Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

62913F201

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 62913F201			Page 2 of 8

1.	Name of Reporting Person: Nextel Communications, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,396,837

		6.	Shared Voting Power: 2,721,851

		7.	Sole Dispositive Power: 1,396,837

		8.	Shared Dispositive Power: 2,721,851

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,118,688

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.2%

12.	Type of Reporting Person: CO

(Page 2 of 8)

13G
CUSIP No. 62913F201			Page 3 of 8

1.	Name of Reporting Person: Unrestricted Subsidiary Funding Company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,721,851

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,721,851

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,721,851

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12%

12.	Type of Reporting Person: CO

(Page 3 of 8)

Item 1(a)	Name of Issuer:
NII Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
10700 Parkridge Boulevard, Suite 600
Reston, Virginia 20191

Item 2(a)	Name of Person Filing:
Nextel Communications, Inc. (“Nextel”)
Unrestricted Subsidiary Funding Company (“USFCo”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:
2001 Edmund Halley Drive
Reston, Virginia 20191

Item 2(c)	Citizenship:
Nextel and USFCo are Delaware corporations.

Item 2(d)	Title of Class of Securities:
Common Stock, $0.001 par value

Item 2(e)	CUSIP Number:
62913F201

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4	Ownership:
Nextel as the sole stockholder of USFCo, may be deemed to be the beneficial owner of all shares beneficially owned by USFCo, which constitute an aggregate of 2,721,851 shares, or approximately 12% of the shares outstanding on November 30, 2003, as well as the 1,396,837 shares Nextel owns directly. As a result, Nextel may be deemed to be the beneficial owner of all of the foregoing shares, constituting an aggregate of 4,118,688 shares, or approximately 18.2% of the shares outstanding as of November 30, 2003.

Nextel has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 2,721,851 shares owned directly by USFCo. In addition, Nextel has sole voting and dispositive power with respect to the 1,396,837 shares it owns directly.

(Page 4 of 8)

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
See Exhibit 1.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:
Not applicable.

(Page 5 of 8)

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2004

NEXTEL COMMUNICATIONS, INC.

	By:	/s/ Gary D. Begeman

Gary D. Begeman Vice President and Deputy General Counsel

UNRESTRICTED SUBSIDIARY FUNDING COMPANY

	By:	/s/ Gary D. Begeman

Gary D. Begeman Vice President

(Page 6 of 8)